UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number of Issuing Entity: 333-115582, 333-130782-02, 333-158937-01, 333-189041-01

Central Index Key of Issuing Entity: 0001290200

Wells Fargo Dealer Floorplan Master Note Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of Registrant: 333-115582-03, 333-130782, 333-158937, 333-189041

Central Index Key of Registrant: 0001290205

CDF Funding, Inc.
(Exact name of registrant as specified in its charter)

Central Index Key of Sponsor: 0000908392

Wells Fargo Commercial Distribution Finance, LLC
(Exact name of sponsor as specified in its charter)

5595 Trillium Boulevard
Hoffman Estates, Illinois 60192
(847) 747-4043
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

All classes of asset-backed securities issued by Wells Fargo Dealer Floorplan Master Note Trust
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 each of Wells Fargo Dealer Floorplan Master Note Trust, as issuing entity, and CDF Funding, Inc., as registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 14, 2020

WELLS FARGO DEALER FLOORPLAN MASTER NOTE TRUST, as issuing entity

By: Wells Fargo Bank, N.A., as administrator

By:	/s/ David Salgado
Name: David Salgado
Title: Financial Accounting Senior Manager

CDF FUNDING, INC., as registrant

By:	/s/ John E. Peak
Name: John E. Peak
Title: Senior Officer in Charge of Securitization